W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com

February 5, 2010

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	U.S. One Trust (the “Trust”) – Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”)
Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on October 9, 2009 concerning Amendment No. 1 to the Trust’s Registration Statement on Form N-1A filed on October 6, 2009.  We have separately sent you two copies of Amendment No. 2, one of which is marked to show changes from the previous filing.  The following sets forth your comments, and our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement.

1.
Comment: In your response letter, discuss the Trust’s plans to register the shares of the One Fund (the “Fund”) on a national securities exchange pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), specifically, when the Trust anticipates registering on a national securities exchange.

Response: The Trust has filed a listing application with the NYSE Arca and intends for registration to be effective concurrent with the effectiveness of the Registration Statement, which we anticipate will be early March.  Please note that a notice of the Trust and Adviser’s exemptive application was issued on February 2, 2010, and we expect to obtain the exemptive order granting the application the week of March 1.

2.	Comment: On the Prospectus cover page, condense the information after the first sentence into one sentence.

Response: We have made the requested change.

February 5, 2010

3.
Comment: Confirm to the Staff that the investment advisory agreement describes the expenses that the Adviser will pay, in addition to the exclusions that are listed in footnote (b) to the table under “Fund Fees and Expenses.”

Response: We confirm that the investment advisory agreement describes expenses of theFund that the Adviser will pay.

4.	Comment: Disclose the extent to which the Underlying ETFs may employ leverage or invest in derivatives.

Response: The Underlying ETFs in which the Fund invests may, to a limited extent, employ leverage.  However, the Fund will not invest in Underlying ETFs that use derivatives as a principal investment strategy.  The Fund will not invest in derivatives.

5.
Comment: Under the heading “Principal Risks,” under the caption “Underlying ETF Risk,” disclose whether the Fund has a limit to investments in a single or small number of Underlying ETF or ETFs and, if so, the maximum percentage of Fund assets that may be invested in a single or small number of Underlying ETF or ETFs.  Provide additional risk disclosure relating to holding a significant portion of the Fund’s assets in a single Underlying ETF or ETFs, as appropriate.

Response: As discussed with the Staff in a conference call on October 29, 2009, the Fund does not have a limit on investments in a single ETF and the extent to which the Fund may be invested in a single ETF or a small number of ETFs could fluctuate from day to day.  However, as discussed on the conference call, the Fund will only invest in unaffiliated underlying ETFs and only make purchases of underlying ETFs on the open market.  We have made the requested risk disclosure relating to holding a significant portion of the Fund’s assets in a single underlying ETF or a small number of ETFs in the “Principal Risks” section of the Prospectus.

6.	Comment: Under the heading “Additional Risks,” add a caption “Investment Adviser Risk” before the last sentence of that section.

Response: We have made the requested change.

7.
Comment: Under the heading “Portfolio Manager,” provide the dates on which Mr. Hrabal received his bachelor’s and master’s degrees.  If Mr. Hrabal received his master’s degree prior to 2002, provide his experience for the period after he received his master’s until 2002.  Indicate whether Mr. Hrabal is still employed by U.S. Data Trust Corporation.

Response: We have made the requested changes.

February 5, 2010

8.	Comment: In the SAI, under the heading “Lending Portfolio Securities,” in the fourth paragraph replace “to consider recalling” with “to recall.”

Response: We have revised the disclosure to state that, consistent with its fiduciary obligations, the Fund’s Board of Trustees will recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

9.
Comment: In the SAI, under the heading “Lending Portfolio Securities,” clarify the disclosure related to the risk of loss associated with the reinvestment of collateral.  Additionally, disclose that the Fund may compensate a third party as securities lending agent with the proceeds earned from lending portfolio securities.

Response: We have made the requested disclosures.

10.	Comment: In the SAI, under the heading “Reverse Repurchase Agreements,” disclose the overall limit to which Fund assets can be invested in reverse repurchase agreements.

Response: We have made the requested disclosure.

11.
Comment: Please note that the signature requirements of section 6(a) of the Securities Act of 1933 (the “Securities Act”) requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Response: The Registrant has complied and will continue to comply with section 6(a) of the Securities Act.  Paul Hrabal has executed the initial and amended Registration Statements in his capacity as Initial Trustee, President and Treasurer of the Trust.  Please note that the SAI lists those people who will serve as Trustees, but do not currently serve as Trustees.  When the Board of Trustees of the Trust is expanded to include those people, a majority of the Board of Trustees will execute the final pre-effective amendment to the Registration Statement in accordance with Section 6(a) of the Securities Act.

February 5, 2010

* * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Once we have received any further comments, we will file a further amendment containing financial statements, and any remaining exhibits and required consents, accompanied by a request for acceleration of effectiveness of the Registration Statement.  Please do not hesitate to contact me with any questions or comments at 202.739.5654, or one of my colleagues, Michael Berenson at 202-739-5450 or Abigail Bertumen at 202-739-5945.  We appreciate your continued attention to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire